Maggie L. Wong 415.733.6071 mwong@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

August 20, 2015

CONFIDENTIAL SUBMISSION Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	MyoKardia, Inc.
Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of MyoKardia, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its fiscal year ended December 31, 2014. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to each of the following:

T. Anastasios Gianakakos, President and Chief Executive Officer MyoKardia, Inc. 333 Allerton Avenue South San Francisco, CA 94080 Telephone: (650) 741-0900

with a copy to:	Maggie L. Wong Goodwin Procter LLP Three Embarcadero Center, 24th Floor San Francisco, CA 94111 Telephone: (415) 733-6071 Facsimile: (415) 677-9041

Please contact the undersigned at (415) 733-6071 or mwong@goodwinprocter.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Maggie L. Wong
Maggie L. Wong of Goodwin Procter LLP

cc:	T. Anastasios Gianakakos, President and Chief Executive Officer, MyoKardia, Inc. Steven Chan, Vice President, Corporate Controller, MyoKardia, Inc. Mitchell S. Bloom, Goodwin Procter LLP